Exhibit 99.1

FIVE-YEAR SUMMARY

(In Thousands, Except for Per Share Amounts and Footnote Data)

Year Ended December 31	2013	2012	2011	2010	2009
Results of Operations
Net sales	$2,616,416	$2,745,420	$2,869,005	$2,362,764	$2,005,394
Costs and expenses	2,033,507	2,339,256	2,351,211	1,960,821	1,849,015
Operating profit	582,909	406,164	517,794	401,943	156,379
Interest and financing expenses	(31,559)	(32,800)	(37,574)	(25,533)	(24,584)
Other (expenses) income, net	(6,923)	1,229	357	2,788	(1,423)
Income before income taxes and equity in net income of unconsolidated investments	544,427	374,593	480,577	379,198	130,372
Income tax expense (benefit)	136,322	82,533	104,134	87,756	(17,331)
Income before equity in net income of unconsolidated investments	408,105	292,060	376,443	291,442	147,703
Equity in net income of unconsolidated investments (net of tax)	31,729	38,067	43,754	37,975	22,322
Net income	439,834	330,127	420,197	329,417	170,025
Net income attributable to noncontrolling interests	(26,663)	(18,591)	(28,083)	(13,639)	(11,255)
Net income attributable to Albemarle Corporation	$413,171	$311,536	$392,114	$315,778	$158,770
Financial Position and Other Data
Total assets	$3,584,797	$3,437,291	$3,203,824	$3,068,081	$2,771,557
Operations:
Working capital	$1,046,552	$1,022,304	$954,442	$984,021	$678,823
Current ratio	3.40	3.66	3.38	3.70	2.92
Depreciation and amortization	$107,370	$99,020	$96,753	$95,578	$100,513
Capital expenditures	$155,346	$280,873	$190,574	$75,478	$100,786
Investments in joint ventures	$—	$—	$10,868	$1,333	$—
Acquisitions, net of cash acquired	$2,565	$3,360	$13,164	$11,978	$4,017
Research and development expenses	$82,246	$78,919	$77,083	$58,394	$60,918
Gross profit as a % of net sales	32.9	33.1	33.3	31.4	23.7
Total long-term debt	$1,078,864	$699,288	$763,673	$860,910	$812,713
Total equity(a)	$1,742,776	$1,932,008	$1,678,827	$1,475,746	$1,253,318
Total long-term debt as a % of total capitalization	38.2	26.6	31.3	36.8	39.3
Net debt as a % of total capitalization(b)	25.2	9.6	13.9	17.1	27.6
Common Stock
Basic earnings per share	$4.93	$3.49	$4.33	$3.46	$1.73
Shares used to compute basic earnings per share	83,839	89,189	90,522	91,393	91,512
Diluted earnings per share	$4.90	$3.47	$4.28	$3.43	$1.72
Shares used to compute diluted earnings per share	84,322	89,884	91,522	92,184	92,046
Cash dividends declared per share	$0.96	$0.80	$0.67	$0.56	$0.50
Total equity per share(a)	$21.77	$21.73	$18.90	$16.11	$13.70
Return on average total equity	22.5%	17.3%	24.9%	23.1%	13.4%

Footnotes:

(a)	Equity reflects the repurchase of common shares amounting to: 2013—9,198,056; 2012—1,092,767; 2011—3,000,000; 2010—400,356 and 2009—174,900.

(b)
We define net debt as total debt plus the portion of outstanding joint venture indebtedness guaranteed by us (or less the portion of outstanding joint venture indebtedness consolidated but not guaranteed by us), less cash and cash equivalents.